Exhibit 12.2

Exelon Generation Company, LLC
Ratio of Earnings to Fixed Charges
	Years Ended December 31,
(In millions, except ratios)	2013	2014	2015	2016	2017
Pre-tax income from continuing operations	1,675	1,226	1,850	873	1,429
Plus: Loss (income) from equity investees	(10)	20	—	—	—
Less: Capitalized interest	(54)	(63)	(79)	(107)	(63)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	1,611	1,183	1,771	766	1,366
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	445	396	427	454	491
Interest component of rental expense(a)	248	269	284	222	193
Total fixed charges	693	665	711	676	684
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	2,304	1,848	2,482	1,442	2,050
Ratio of earnings to combined fixed charges	3.3	2.8	3.5	2.1	3.0
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(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.